SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CAS Medical Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.004 per share

(Title of Class of Securities)

124769 20 9

(CUSIP Number)

James Thomas

263 Tresser Boulevard

9th Floor

Stamford, Connecticut 06901

Telephone: (203) 978-2010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124769209

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Thomas, McNerney & Partners II, L.P. (“TMP II LP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 124769209

SCHEDULE 13D

1	NAME OF REPORTING PERSONS TMP Nominee II, LLC (“TMPN”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 124769209

SCHEDULE 13D

1	NAME OF REPORTING PERSONS TMP Associates II, L.P. (“TMPA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 124769209

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Thomas, McNerney & Partners II, LLC (“TMP II LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 124769209

SCHEDULE 13D

1	NAME OF REPORTING PERSONS James Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

This Amendment No. 4 to Schedule 13D amends the Schedule 13D, as amended, filed on behalf of Thomas, McNerney & Partners II, L.P. (“TMP II LP”), TMP Nominee II, LLC (“TMPN”), TMP Associates II, L.P. (“TMPA”), Thomas, McNerney & Partners II, LLC (“TMP II LLC”) and James Thomas (“Thomas”) (collectively the “Reporting Persons,” and each, a “Reporting Person”) with the Securities and Exchange Commission on June 20, 2011, together with certain individuals formerly affiliated with such entities (the “Schedule 13D”).

As set forth below, as a result of the transaction described herein, on April 18, 2019 the Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock (the “Issuer Common Stock”) of CAS Medical Systems, Inc. (the “Issuer”). The filing of this Amendment represents the final amendment of the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Persons beneficially own 0 shares of Issuer Common Stock.

(b)	The Reporting Persons are the owners of 0 shares of Issuer Common Stock.

(c)	On April 18, 2019, in connection with the closing of the merger contemplated by the Agreement and Plan of Merger by and among CAS Medical Systems, Inc., Edwards Lifesciences Holding, Inc. and Crown Merger Sub, Inc., dated as of February 11, 2019 (the “Merger Agreement”), the Reporting Persons consummated the following transactions:

•	The Reporting Persons converted 95,500 shares of Series A Convertible Preferred Stock of the Issuer (TMP II LP converted 94,182 shares, TMPN converted 984 shares, and TMPA converted 334 shares) into 6,898,034 shares of Issuer Common Stock (TMP II LP received 6,802,834 shares, TMPN received 71,075 shares, and TMPA received 24,125 shares).
•	The Reporting Persons converted 54,500 shares of Series A Exchangeable Preferred Stock of the Issuer (TMP II LP converted 53,748 shares, TMPN converted 561 shares, and TMPA converted 191 shares) into 3,960,968 shares of Issuer Common Stock (TMP II LP received 3,906,315 shares, TMPN received 40,772 shares, and TMPA received 13,881 shares).
•	Thomas tendered options to purchase 45,000 shares of Issuer Common Stock in consideration of a cash payment of $35,250.00. Kathleen A. Tune, for the benefit of TMP II LP, tendered options to purchase 45,000 shares of Issuer Common Stock in consideration of a cash payment of $35,250.00.
•	12,548,410 shares of Issuer Common Stock held or beneficially held by the Reporting Persons, including the shares described above upon conversion of the preferred stock, were sold (TMP II LP sold 12,300,186 shares, TMPN sold 119,872 shares, TMPA sold 43,944 shares, Thomas sold 63,454 shares, and Kathleen A. Tune sold 20,954 shares for the benefit of TMP II LP) for a price of $2.45 per share.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of Issuer Common Stock on April 18, 2019.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2019	THOMAS, MCNERNEY & PARTNERS II, L.P.
a Delaware Limited Partnership

By: Thomas, McNerney & Partners II, LLC, its General Partner

/s/ James Thomas
Name: James Thomas
Title: Manager

Dated: April 22, 2019	THOMAS, MCNERNEY & PARTNERS II, LLC
a Delaware Limited Liability Company

/s/ James Thomas
Name: James Thomas
Title: Manager

Dated: April 22, 2019	JAMES THOMAS

/s/ James Thomas
Name: James Thomas

Dated: April 22, 2019	TMP NOMINEE II, LLC
a Delaware Limited Liability Company

/s/ James Thomas
Name: James Thomas
Title: Manager

Dated: April 22, 2019	TMP ASSOCIATES II, L.P.
a Delaware Limited Partnership

By: Thomas, McNerney & Partners II, LLC, its General Partner

/s/ James Thomas
Name: James Thomas
Title: Manager